**UNANIMOUS WRITTEN CONSENT OF THE BOARD IN LIEU OF
ORGANIZATIONAL MEETING**

The undersigned, being the all of the directors of HighTide Energy, Inc., a Delaware corporation (the "**Corporation**"), pursuant to authority to act without a meeting in accordance with Section 141(f) of the General Corporation Law of Delaware, consent to the taking of the actions and adopt the resolutions set out below. This written consent of the board of directors is in lieu of the first meeting of the Corporation's board of directors (the "**Board**"), and all of the actions taken and resolutions set out in it shall have the same force and effect as if they were taken or adopted at such first meeting. This consent is executed as of the date last written below, and shall be filed in the Corporation's minute book.

INCORPORATION OF THE CORPORATION

WHEREAS, the certificate of incorporation of the Corporation was filed in the office of the Delaware Secretary of State on February 6, 2024;

NOW, THEREFORE, BE IT RESOLVED, that a certified copy of the certificate of incorporation shall be placed in minute book of the Corporation.

STATEMENT OF SOLE INCORPORATOR(S)

NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Statement of Incorporator(s), dated February 7, 2024, and all actions taken by the incorporator described in that statement, are in all respects approved, ratified, and confirmed.

ADOPTION OF BYLAWS

WHEREAS, the Board has reviewed the form of bylaws attached hereto as Exhibit A: and deems it in the best interest of the Corporation to adopt same as the bylaws of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that bylaws in the form attached hereto as Exhibit A: are adopted as the bylaws of the Corporation and that a copy of these bylaws be placed in the minute book of the Corporation; and

RESOLVED, FURTHER, that the secretary of the Corporation is authorized and directed to certify the adoption of the bylaws of the Corporation by the Board.

ADOPTION OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

WHEREAS, the Board deems it is in the best interest of the Corporation to amend and restate the certificate of incorporation;

NOW, THEREFORE, BE IT RESOLVED, in accordance with Sections 241 and 245 of the General Corporation Law that the Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit B is hereby adopted as the certificate of incorporation of the Corporation, and that the chief executive officer shall take all reasonable and necessary action to file such Amended and Restated Certificate with the Delaware Division of Corporations.

RESOLVED, FURTHER, that upon acceptance by the Delaware Division of Corporations, the secretary of the Corporation shall place a copy of the filed Amended and Restated Certificate in the Corporation's minute book.

ESTABLISHMENT OF PRINCIPAL ADDRESS

WHEREAS, the Board deems it in the best interest of the Corporation to establish a principal address of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the principal address of the Corporation be located at 740 NE 3rd Street, Suite 3, #343, Bend, OR 97701 until changed by resolution of the Board.

ELECTION OF OFFICERS

WHEREAS, the Board deems it in the best interest of the Corporation to elect certain persons as officers of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the following persons are elected to the offices stated opposite their names, to serve at the pleasure of the Board until the annual meeting of the Board and until their successors are elected and qualified:

Name	Office
Andrew MacFarlane	Chief Executive Officer
Charles Lawrence Maury	Chair of the Board & Chief Technology Officer
James Lawrence Maury	President
Carolyn Maury	Secretary & Treasurer

The powers and duties of the officers are stated in the bylaws of the Corporation.

BANK ACCOUNT

WHEREAS, the Board deems it in the best interest of the Corporation to open a bank account;

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby ratifies the opening of accounts on behalf of the Corporation at Chase Bank;

RESOLVED, FURTHER, that checks, wire transfers, or other drafts on any bank account of the Corporation may be signed by the President, Treasurer, or other employee of the Corporation designated by either of them.

ADOPTION OF FISCAL YEAR

WHEREAS, the Board deems it in the best interest of the Corporation to determine the fiscal year of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the Corporation's fiscal year shall commence on January 1 and end on December 31 in each year (but that the Corporation's first fiscal year shall commence on the date the Corporation was incorporated).

PAYMENT OF ORGANIZATIONAL EXPENSES

WHEREAS, the Board deems it in the best interest of the Corporation to pay or cause to be paid the expenses of incorporation and organization of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Corporation, or any one of them acting alone, are authorized and directed to pay or to cause to be paid, out of the funds of the Corporation, the expenses of incorporation and organization of the Corporation.

APPOINTMENT OF ACCOUNTANTS

WHEREAS, the Board deems it in the best interest of the Corporation to hire accountants for the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President, Treasurer, or other employee of the Corporation designated by either of them is authorized to select and appoint accountants for the Corporation, to serve until successors are appointed by resolution of the Board.

EXECUTION OF CONTRACTS AND OTHER AGREEMENTS

WHEREAS, the Board deems it in the best interest of the Corporation to determine who may execute contracts and other agreements and documents on behalf of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Corporation, or any one acting alone, may execute contracts and agreements (including but not limited to leases and mortgages) on behalf of the Corporation in furtherance of performing their duties as officers of the Corporation in the ordinary course of business; provided that all material contracts shall be subject to authorization or ratification by the Board, except as provided otherwise in subsequent resolutions adopted by the Board.

MINUTE BOOK

WHEREAS, the Board deems it in the best interest of the Corporation to maintain as part of its corporate records a minute book;

NOW, THEREFORE, BE IT RESOLVED, that the secretary of the Corporation or other employee of the Corporation designated by the secretary of the Corporation is authorized to maintain a minute book, which shall include, but not be limited to, a record of the certificate of incorporation of the Corporation and any amendments thereto; the bylaws of the Corporation and any amendments thereto; minutes of all meetings of the Board and shareholders of the Corporation, with the time and place of holding, whether regular or special, and, if special, how authorized; the notice thereof given; the names of the directors or shareholders present or represented at Board or shareholders' meetings and the proceedings thereof; minutes of all meetings of Board committees, with the time and place of holding, the notice thereof given, the names of the directors present, and the proceedings thereof; and all written consents of Board meetings and Board committees.

OMNIBUS CLAUSE

RESOLVED, that the officers of the Corporation, and each of them with full authority to act without the others, are authorized and directed to execute and deliver any applications, certificates, agreements, memorandums, and/or any other instruments or documents or amendments or supplements thereto and to do or to cause to be done any and all other acts and things as such officers and each of them may, in their discretion, deem necessary or advisable and appropriate to carry out the purposes of the foregoing resolutions and matters incidental thereto, and any action taken by the officers and Board of the Corporation prior to the date of these resolutions that is otherwise within or related to the authority set forth by these resolutions be, and hereby is, ratified, confirmed, and approved in all respects.

IN WITNESS WHEREOF, the undersigned have executed this written consent as of March 25, 2024.

DIRECTORS OF HIGHTIDE ENERGY INC.

DocuSigned by:

Andrew MacFarlane

1F2A12F202864C2...

Andrew MacFarlane

DocuSigned by:

Charles Maury

A2BCB87195EC479...

Charles Lawrence Maury

DocuSigned by:

James L. Maury

BE2942FB1038496...

James Lawrence Maury

DocuSigned by:

Carolyn Maury

B434888D5410487...

Carolyn Maury

4

A. BYLAWS

See attached

BYLAWS

OF

HIGHTIDE ENERGY, INC.

ARTICLE I. MEETINGS OF STOCKHOLDERS.

Section 1.1. **Place of Meetings.** Meetings of stockholders may be held at any place, within or without the State of Delaware, as the board of directors may designate. If the board of directors fails to designate a place, then meetings of stockholders will take place at the principal office of the corporation. The board of directors may, in its sole discretion, determine that the meeting shall not be held at any physical place, but will instead be held solely by remote communication as provided under Section 211 of the General Corporation Law of the State of Delaware (the "**DGCL**").

Section 1.2. **Annual Meetings**. An annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors, which date shall be within thirteen (13) months of the last annual meeting of the stockholders or, if no such meeting has been held, the date of incorporation. Stockholders shall elect directors at each annual meeting and may transact any other business that may properly come before the meeting.

Section 1.3. **Special Meetings.**

   (a)   A special meeting of the stockholders may be called at any time by the board of directors, the chair of the board, the president, the chief executive officer, or by one or more stockholders holding shares in the aggregate entitled to cast not less than twenty-five percent (25%) of the votes at that meeting.

   (b)   If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by electronic transmission to the chair of the board, the chief executive officer or the secretary of the corporation. No business may be transacted at such special meeting other than the business specified in such notice. The officer receiving the request shall notify promptly the stockholders entitled to vote at the special meeting, determined in accordance with the provisions of Section 1.4 and Section 1.5, that a meeting will be held at the time requested by the person or persons who called the meeting not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this Section 1.3(b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

Section 1.4. **Notice of Stockholders' Meetings.** All notices of meetings of stockholders shall be in writing or electronic transmission and shall be sent or otherwise given to

1

each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting in accordance with Section 1.5 not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

Section 1.5. Manner of Giving Notice; Electronic Transmission of Notice; Affidavit of Notice.

(a) Notice of any meeting of stockholders may be given in any manner permitted by the DGCL. If mailed, notice of any meeting of the stockholders will be deemed given for all purposes when deposited in the United States mail, postage prepaid, directed to the stockholder at their address as it appears on the records of the corporation. If given by electronic mail, notice of any meeting of the stockholders will be deemed given in accordance with the provisions of Section 7.1.

(b) An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 1.6. Quorum.

(a) Except as otherwise required by the DGCL or certificate of incorporation, the presence, in person or by proxy, of the holders of at least a majority of the stock issued, outstanding, and entitled to vote at a meeting of the stockholders shall constitute a quorum for the transaction of business at such meeting. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chief executive officer (or such other presiding officer) or (ii) the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any questions brought before such meeting, unless the question is one upon which, by express provision of the laws or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of the question.

Section 1.7. Adjourned Meeting; Notice. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice of the adjourned meeting need not be given if the time, place (if any), and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by remote communication or (iii) set forth in the notice of meeting given in accordance with <u>Section 1.4</u> and <u>Section 1.5</u>. The stockholders may transact any business at the adjourned meeting that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with <u>Section 1.5</u>.

Section 1.8. **Conduct of Business.** Except as otherwise provided in these bylaws or as required by the DGCL, the chief executive officer (or such other presiding officer) shall determine the order and conduct of business before the meeting and shall determine the procedures and rules for voting and the transaction of business at the meeting.

Section 1.9. **Voting of Shares.** Except as otherwise provided in the certificate of incorporation, at every meeting of the stockholders each stockholder entitled to vote thereat shall be entitled to cast one vote for each share of capital stock held by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder. Voting at meetings of stockholders need not be by written ballot. Unless otherwise required by law, voting need not be conducted by an inspector of election unless so determined by the holders of the shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person at such meeting.

Section 1.10. **Waiver of Notice.** Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person or persons entitled to receive such notice, or a waiver by electronic transmission by the person entitled to receive such notice, whether before or after the time stated therein, shall be equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders needs to be specified in any written waiver of notice, or any waiver by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

Section 1.11. **Stockholder Action by Written Consent Without a Meeting.**

(a) Unless otherwise provided in the certificate of incorporation, any action required by this <u>Article I</u> to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) delivered to the corporation in accordance with Section 228(a) of the DGCL.

(b) Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section 1.11. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section 1.11 to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the DGCL.

(c) Any copy, facsimile, or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law) as provided under Section 228(e) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any Section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the DGCL.

Section 1.12. Record Date for Stockholder Notice; Voting; Giving Consents. The board of directors may fix a record date for the purposes of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights with respect to any change, conversion or exchange of stock or for any other lawful action, in advance of the action or event requiring such a determination. A record date shall be not more than sixty (60) nor less than ten (10) days before the date of a meeting, nor more than sixty (60) days prior to any other action, as applicable. If the board of directors does not fix a record date:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation; and

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Section 1.13. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for them by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

ARTICLE II. DIRECTORS.

Section 2.1. Powers. Subject to the provisions of the DGCL and any limitation in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Section 2.2. Number of Directors. The total number of directors of the corporation shall be fixed from time to time by resolution of the board of directors.

Section 2.3. Election, Qualification and Term of Office of Directors. Except as provided in Section 2.4 of these bylaws, directors shall be elected at each annual meeting of stockholders and will hold office until the next annual meeting of the stockholders or until such director's successor is elected and qualified or until such director's earlier death, resignation, disqualification, or removal. Directors need not be stockholders unless so required by the certificate of incorporation.

Section 2.4.   Resignation and Vacancies.

(a)   Resignation. Any director may resign at any time by notice of such resignation, in writing or by electronic transmission, to the secretary of the corporation. A director's resignation shall take effect at the time or upon the happening of the event specified in their notice of resignation, or if no time or event is specified, at the time of its receipt. A resignation need not be accepted to be effective. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 2.4(b).

(b)   Manner of Filling Vacancies. Unless otherwise provided in the certificate of incorporation or these bylaws:

(1)   Vacancies resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected in accordance with this Section 2.4(b)(1) shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified at the next annual meeting of the stockholders.

(2)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office or by a sole remaining director so elected.

(c)   If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any stockholder or officer may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree ordering an election as provided in Section 223 of the DGCL.

Section 2.5.   Place of Meetings; Virtual Meetings. Meetings of the board of directors may be convened either within or without the State of Delaware. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in meetings of the board of directors, or any committee, by conference telephone, videoconference, or other communications equipment which allow all persons participating in the meeting to speak with and hear each other, and participation in a meeting by any of the foregoing means shall constitute presence in person at the meeting.

Section 2.6. **Regular Meetings.** Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 2.7. **Special Meetings.** Special meetings of the board of directors may be called for any purpose or purposes and at any time by the chair of the board, the chief executive officer, president, any vice president, the secretary or any two (2) directors. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation's principal executive office) or the purpose of the meeting. Notice of a special meeting may be given either (i) in writing and sent by first-class mail, or by a nationally recognized overnight delivery service, or (ii) by facsimile telecommunication or other form of electronic transmission. Notice of a special meeting of the board shall be given to each director (i) at least two (2) days before the meeting; and (ii) at least five days before the meeting if such notice is sent through the United States mail.

Section 2.8. **Quorum.** At all meetings of the board of directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the act of a majority of directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 2.9. **Waiver of Notice.** Whenever notice of a meeting of the board of directors is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor other purpose of, any regular or special meeting of the directors, or a committee of directors, need to be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

Section 2.10. **Board Action by Written Consent Without a Meeting.** Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission.

Section 2.11. **Fees and Compensation of Directors.** The board shall have the authority to fix the compensation of directors from time to time. The corporation shall reimburse directors for their reasonable out of pocket expenses incurred in connection with their service on the board and their attendance at any meeting of the board. No such payments shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 2.12. **Removal of Directors.** Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III. COMMITTEES.

Section 3.1. **Committees.** The board of directors may establish one or more committees consisting of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified director at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors establishing such committee and in these bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation; *provided*, however, that no such committee shall have the power or authority to (i) approve, adopt, or recommend to the stockholders any action or matter required by the DGCL or other applicable law to be submitted to the stockholders for approval, or (ii) adopt, amend, or repeal the bylaws.

Section 3.2. **Committee Minutes.** Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Section 3.3. **Meetings and Action of Committees.** Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article II of these bylaws, including Section 2.5 (place of meetings and meetings by telephone), Section 2.6 (regular meetings), Section 2.7 (special meetings and notice), Section 2.8 (quorum), Section 2.9 (waiver of notice), and Section 2.10 (action by written consent without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; *provided*, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the DGCL, the certificate of incorporation and these bylaws.

ARTICLE IV. OFFICERS.

Section 4.1. **Officers.** The officers of the corporation shall include a president, chief executive officer, a secretary, and a treasurer. The corporation may also have, at the discretion of the board of directors, a chair of the board, one or more vice presidents, one or more assistant vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 4.3 of these bylaws. Any number of offices may be held by the same person. An officer need not be a director or stockholder of the corporation.

Section 4.2. **Appointment of Officers.** The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 4.3 or Section 4.5 of these bylaws, shall be appointed by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

Section 4.3. **Subordinate Officers.** The board of directors may appoint, or empower the president, or the chief executive officer to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

Section 4.4. **Removal and Resignation of Officers.**

(a) Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

(b) An officer may resign at any time by notice of such resignation, in writing or by electronic transmission, addressed to the board of directors. An officer's resignation shall take effect at the time or upon the happening of the event specified in their notice of resignation, or if no time or event is specified, at the time of its receipt. A resignation need not be accepted to be effective. Any resignation is without prejudice to the rights, if any, of the officer and corporation under any contract to which the officer is a party.

Section 4.5. **Vacancies in Offices.** Any vacancy occurring in any office of the corporation may, but need not, be filled by the board of directors.

Section 4.6. **Chair of the Board**. The chair of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directs and of the stockholders at which they shall be present, and exercise and perform such other powers and duties as may from time to time be assigned to the chair by the board of directors or as may be prescribed by these bylaws. If there is no chair of the board, then the Chief Executive Officer shall serve as the chair of the board.

Section 4.7. **President.** In the absence or disability of the chair of the board, the president, if any, shall perform all the duties of the chair of the board and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chair of the board. The president shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, or the chair of the board.

Section 4.8. **Chief Executive Officer.** The chief executive officer shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. The chief executive officer shall, if present, preside at all meetings of the stockholders and at all meetings of the board of directors, and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and such other powers and duties as may be prescribed by the board of directors or these bylaws.

Section 4.9. **Chief Technology Officer.** The chief technology officer, if any is appointed by the board, shall be in charge of, and shall oversee, the overall direction of all technology functions associated with the business of the corporation. This includes technology applications, product design, product research and development, database administration, and such other matters relating to the development of the corporation's commercial technology as may be directed by the board.

Section 4.10. **Vice Presidents.** In the absence or disability of the chief executive officer, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the chief executive officer and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the chief executive officer or the chair of the board.

Section 4.11. **Secretary.**

(a) The secretary shall keep or cause to be kept at the principal executive office of the corporation or such other place as the board of directors may direct, a record of all meetings, votes, and action of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

(b) The secretary shall keep, or cause to be kept, at the principal executive office of the corporation a stock ledger (or a duplicate stock ledger), or a physical copy of the stock ledger if otherwise maintained only in electronic form, showing the names of all stockholders and their addresses, the number and classes of stock held by each, the number and date of certificates evidencing such stock, and the number and date of cancellation of every certificate surrendered for cancellation.

(c) The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws. The secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 4.12. Treasurer.

(a) The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b) The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the chief executive officer and directors, whenever they request it, an account of all transactions as treasurer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 4.13. Representation of Shares of Other Corporations. The chair of the board, the chief executive officer, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the chief executive officer or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 4.14. Authority and Duties of Officers. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE V. INDEMNITY.

Section 5.1. Third-Party Actions. Subject to the provisions of this Article V, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that they are or were a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.

Section 5.2. **Successful Defense.** To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 5.1, or in defense of any claim, issue or matter therein, they shall be indemnified against reasonable expenses (including attorney's fees) actually incurred in connection therewith.

Section 5.3. **Determination of Conduct.** Any indemnification under Section 5.1 (unless ordered by a court) shall be made only as authorized in each instance upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because they have met the standard of conduct set forth in Section 5.1, as applicable. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (ii) if such quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of the corporation shall be entitled to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in Section 5.1 by petitioning a court of competent jurisdiction.

Section 5.4. **Payment of Expenses in Advance.** Expenses incurred in defending a civil or criminal action, suit, or proceeding, by an individual who may be entitled to indemnification pursuant to Section 5.1, shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified by the corporation as authorized in this Article V.

Section 5.5. **Indemnity Not Exclusive.** The indemnification and advancement of expenses provided by or granted pursuant to the other sections of this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office.

Section 5.6.   **Insurance.** The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against and incurred by them in any such capacity or arising out of their status as such, whether or not the corporation would have the power to indemnify them against such liability under the provisions of this Article V.

Section 5.7.   **Indemnification of Other Persons.** The provisions of this Article V shall not be deemed to preclude the indemnification of any person who is not a director or officer of the corporation or is not serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, but whom the corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise. The corporation may, in its sole discretion, indemnify an employee, trustee or other agent as permitted by the DGCL. The corporation shall indemnify an employee, trustee or other agent where required by law.

Section 5.8.   **Savings Clause.** If this Article V or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each person entitled to indemnification hereunder against expenses (including attorney's fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated, or by any other applicable law.

Section 5.9.   **Continuation of Indemnification and Advancement of Expenses.** The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall, unless otherwise provided when authorized or ratified, inure to any person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5.10. **Conflicts.** No indemnification or advance shall be made under this Article V, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VI. RECORDS AND REPORTS.

Section 6.1.   Maintenance and Inspection of Records.

(a)   The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of stock held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

(b)   Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent of the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

(c)   A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 6.2.   Inspection by Directors. Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to their position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought and may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list, and to make copies or extracts therefrom. The Court of Chancery may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as it may deem just and proper.

ARTICLE VII. ELECTRONIC NOTICE.

Section 7.1.   **Definitions.** For purposes of these bylaws, the terms "Electronic transmission," "Electronic mail," and "Electronic mail address" will have the meanings given to them in Section 232(d) of the DGCL.

Section 7.2.   **Notice by Electronic Transmission.** Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation, or these bylaws shall be effective if given in an electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent to receive notice by electronic transmission shall be revocable by the stockholder by written notice to the corporation addressed to the secretary. Any such consent shall be deemed revoked if (a) the corporation is unable to deliver by electronic transmission two (2) consecutive notices to the otherwise consenting stockholder and (b) such inability becomes known to the secretary or other person responsible for the giving of notice; *provided*, however, that the unintentional failure to treat such inability as a revocation shall not invalidate any meeting or other action for which the corporation attempted to give notice. All notices given by electronic mail shall include a prominent legend that the communication contained therein is an important notice regarding the corporation. Notice given by electronic transmission in accordance with this <u>Section 7.2</u> shall be given: (i) if by facsimile, when directed to a number at which the stockholder has consented to receive facsimile notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

Section 7.3.   **Inapplicability.** Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

ARTICLE VIII. GENERAL MATTERS.

Section 8.1.   **Checks.** From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

Section 8.2.   **Execution of Corporate Contracts and Instruments.** The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or other agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 8.3. **Stock Certificates; Partly Paid Shares.** The shares of the corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have such shares evidenced by a certificate signed by, or in the name of the corporation by any two (2) officers of the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if the individual were such officer, transfer agent or registrar at the date of issue.

Section 8.4. **Lost Certificates.** A stockholder may request that the corporation issue a new certificate of stock or certificate evidencing otherwise uncertificated shares in the place of any certificate previously issued to such stockholder which is alleged to have been lost, stolen, or destroyed. A stockholder requesting a replacement certificate shall make an affidavit and swear under oath that the certificate of stock has been lost, stolen, or destroyed, and the corporation may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to agree to indemnify the corporation or post with the corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 8.5. **Construction; Definitions.** Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

Section 8.6. **Dividends.** The directors of the corporation, subject to any restrictions contained in (i) the DGCL or (ii) the corporation's certificate of incorporation, may declare and pay dividends upon the shares of its capital stock at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. Before payment of any dividend, the directors may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose, including, but not be limited to, equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies, and may modify or liquidate any such reserve in its discretion.

Section 8.7. **Fiscal Year.** The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

Section 8.8. **Seal.** The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. The adoption of a seal shall not render invalid any document or instrument otherwise duly authorized and executed without a seal or executed prior to the adoption of the seal.

Section 8.9. **Transfer of Stock Certificates; Recordation of Transfer.** Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

Section 8.10. **Stock Transfer Agreements.** The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 8.11. **Registered Stockholders.** The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 8.12. **Conflicts with Certificate of Incorporation.** If the provisions of the corporation's certificate of incorporation and these bylaws conflict, the provisions of the certificate of incorporation shall govern.

ARTICLE IX. AMENDMENTS.

These bylaws may be amended or repealed, and new bylaws adopted by the stockholders entitled to vote thereon, at any time and from time to time; *provided*, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend, or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

Adopted Effective: March 25, 2024.

B. AMENDED AND RESTATED CERTIFICATE

See attached

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

HighTide Energy Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the corporation is HighTide Energy Inc. (File Number: 3069617) (the "Corporation"). The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 6, 2024.

2. This Amended and Restated Certificate of Incorporation, which restates, integrates, and further amends the certificate of incorporation of the Corporation, has been duly adopted by the Corporation in accordance with Sections 245 and 241 the General Corporation Law of the State of Delaware and has been duly adopted by the majority vote of the directors of the Corporation.

3. The text of the Corporation's existing Certificate of Incorporation is hereby restated, and amended, in its entirety, to read as set forth on Exhibit A attached hereto.

4. This Amended and Restated Certificate of Incorporation shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned on this March 25, 2024.

HighTide Energy Inc.
a Delaware corporation

DocuSigned by:

By: Andrew MacFarlane

1F2A12F202864C2...

Andrew MacFarlane, CEO

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HIGHTIDE ENERGY, INC.

1. The name of this Corporation is HighTide Energy Inc.

2. The address of the Corporation's registered office in the State of Delaware is to be located at 651 N. Broad Street, Middletown, County of Newcastle, Delaware 19709. The registered agent in charge thereof is United States Corporation Agents, Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The Corporation is authorized to issue Common Stock.

   The total number of shares this Corporation shall have authority to issue is 5,000,000 with a par value of $0.001 per share.

5. Certain shareholders of Common Stock in the Corporation may be granted preemptive rights upon approval of the board of directors. The Corporation does not elect to have preemptive rights for any class of stock other than Common Stock.

   To the extent that any holder of Common Stock is granted preemptive rights, the terms and conditions of any such preemptive right shall be prescribed by an approval of the board of directors and shall be memorialized in written contract(s), including without limitation a certain Stockholders Agreement (as amended, restated, supplemented, or otherwise modified from time to time), mutually executed by the applicable shareholder and the authorized officer of the Corporation.

6. The Corporation is to have perpetual existence.

7. The number of Directors which constitutes the whole Board of Directors of the Corporation and the manner of their election shall be designated in the Bylaws of the Corporation.

8. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend, or repeal the Bylaws of the Corporation.

9.

   (a) To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director; provided, however, that this provision shall not eliminate or limit the liability of a Director: (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve material misconduct or a knowing violation of law; (iii) under the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit.

(b)   The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that that person is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor of the Corporation.

(c)   Neither any amendment nor repeal of this Article 9, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Article 9, shall eliminate or reduce the effect of this Article 9 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article 9, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

10. The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.